UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number 333-68583

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hawk Corporation 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HAWK CORPORATION
200 Public Square, Suite 1500, Cleveland, Ohio 44114
(216) 861-3553

A U D I T E D  F I N A N C I A L  S T A T E M E N T S  A N D
S U P P L E M E N T A L  S C H E D U L E

Hawk Corporation 401(k) Retirement Plan
December 31, 2005 and 2004 and Year Ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

Hawk Corporation 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2005 and 2004 and
Year ended December 31, 2005

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, Line 4i--Schedule of Assets (Held at End of Year)	10

Exhibit Index

Signatures	11

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm	12

Report of Independent Registered Public Accounting Firm

Plan Administrator
Hawk Corporation 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Hawk Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of the Plan is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Grant Thornton LLP
Cleveland, Ohio
June 15, 2006

Hawk Corporation 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments, at fair value:
Pooled separate accounts	$18,178,287	$15,217,178
Mutual funds	1,244,237	1,492,661
Hawk Corporation common stock	1,311,492	764,644
Guaranteed Income Fund, at contract value	8,770,895	8,964,340
Participant loans	110,649	181,115
Total investments	29,615,560	26,619,938

Contributions receivable:
Employer	744,038	1,021,196
Employee	181,351	186,305
	925,389	1,207,501

Net assets available for benefits	$30,540,949	$27,827,439

See notes to financial statements.

Hawk Corporation 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions:
Investment income: Net realized and unrealized appreciation in fair value of investments	$1,762,990
Interest income	283,540
Dividend income	49,630
2,096,160
Contributions:
Employer	1,215,551
Employee	1,951,961
Employee rollovers	234,447
3,401,959

Other income	1,043

Net assets transferred from merged plan (Note 1)
Tex Racing Enterprises, Inc. 401(k) Profit Sharing Plan	212,350

Total additions	5,711,512

Deductions:
Distributions	2,874,515
Direct rollovers	120,112
Participant direct charges	3,375
Total deductions	2,998,002

Net increase	2,713,510

Net assets available for benefits at beginning of year	27,827,439
Net assets available for benefits at end of year	$30,540,949

See notes to financial statements.

Hawk Corporation 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2005 and 2004 and
Year Ended December 31, 2005
1. Background

During December of 2003, Hawk Corporation (the Company and Plan Sponsor), under approval of its Board of Directors, merged the following plans’ assets into a single surviving plan, the Friction Products Co. Profit Sharing Plan: Friction Products Co. Profit Sharing Plan; S.K. Wellman Retirement Savings and Profit Sharing Plan; Hawk Corporation 401(k) Savings and Retirement Plan; Sinterloy Corporation 401(k) Plan; Quarter Master Industries, Inc. Profit Sharing Plan and Trust; and Hawk Motors Employees’ 401(k) Plan (collectively the Merged Plans). On January 1, 2004, the Friction Products Co. Profit Sharing Plan was renamed the Hawk Corporation 401(k) Retirement Plan (the Plan).

Effective April 1, 2004, the Helsel Employees’ Savings and Investment Plan and the Helsel, Inc. Employees Retirement Plan (the Helsel Plans) were merged with, and all of their net assets transferred into the Plan on a participant account basis, at which time the participants in the Helsel Plans became participants in, and subject to the provisions of, the Plan.

On December 31, 2005, the Company merged the assets of the Tex Racing Enterprises, Inc. 401(k) Profit Sharing Plan (Racing Plan) with the assets of the Plan. The total amount of assets merged, including one outstanding loan balance, was $212,350. The participants in the Racing Plan became participants in, and subject to the provisions of the Plan, on the date of the merger.

On April 1, 2004, CIGNA Corporation (CIGNA) completed the sale of its retirement benefits business to Prudential Financial, Inc. As a result of the sale, Prudential Financial, Inc. established Prudential Insurance Retirement and Annuity Company (Prudential) to provide retirement services to customers. The transition of administrators from CIGNA to Prudential did not affect the net assets or administration of the Plan.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the summary plan description or Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was originally established August 1, 1981 as a defined contribution plan. The Plan was amended and restated in its entirety effective January 1, 2004 and is intended to qualify as a profit-sharing plan maintained for the exclusive benefit of eligible employees. Employees become eligible for participation in the Plan after the completion of ninety days of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Hawk Corporation 401(k) Retirement Plan

Notes to Financial Statements—Continued

December 31, 2005 and 2004 and
Year Ended December 31, 2005
2. Description of the Plan - continued

Contributions

Participants may elect to contribute 1% to 50% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code (the Code). In addition, participants may elect to contribute up to 100% of any special bonuses/incentive compensation to the Plan. Participants may also contribute amounts representing distributions from other qualified plans, commonly referred to as rollover contributions. Participants who will attain age 50 or older by the end of the year may make catch-up deferral contributions in excess of 50% of total compensation not to exceed the catch-up limitations set by the Code.

The Company makes a matching contribution equal to 50% of the participant’s contributions up to 6% of the participant’s compensation, as defined. Employees of Friction Products Co. hired prior to January 1, 2004 are not eligible for matching contributions in the Plan. Employees of Friction Products Co. hired after December 31, 2003 are eligible for matching contributions (See Note 9).

The Plan also allows for discretionary contributions by the Company. The Company made discretionary contributions of $702,051 and $999,077 in March 2006 and 2005, respectively, for the 2005 and 2004 Plan years.

Forfeitures are used to reduce future Company contributions. At December 31, 2005 and 2004, there were $16,043 and $24,617 of forfeitures available to reduce future contributions. Company contributions for the year ended December 31, 2005 are net of $25,830 in forfeitures.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, matching contributions, and allocations of (a) the Company’s discretionary contributions, if any, and (b) Plan net earnings.

Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting and Distributions

Participants are immediately vested in their contributions plus actual earnings thereon.

Each active participant in the Merged Plans, the Helsel Plans and the Racing Plan became 100% vested in all Company contributions plus actual earnings thereon at the date of the applicable mergers to the extent they were not fully vested prior to that date. All other employees become vested in Company matching and discretionary contributions, plus actual earnings thereon, based upon years of credited service, becoming 100% vested after five years based on a graded vesting schedule.

Hawk Corporation 401(k) Retirement Plan

Notes to Financial Statements—Continued

December 31, 2005 and 2004 and
Year Ended December 31, 2005

Vesting and Distributions - continued

Distributions from a participant’s account are limited to termination of employment, death, retirement or proven hardship.

Investment Options

The Plan’s funds are primarily held in a group annuity contract issued by Prudential. Upon enrollment in the Plan, a participant may direct Company and employee contributions in any of several investment fund options offered by the Plan, including Hawk Corporation common stock. If a participant does not specifically choose an investment option, all Company and employee contributions will be invested in the Lieftime 30 Fund until re-directed by the participant.  Participants may change their investment options and transfer funds between investment options daily, subject to limitations agreed upon by the Plan and Prudential. The net assets of the Racing Plan were transferred to Prudential in May 2006 (See Note 9).

Payment of Benefits

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of their vested account balance in the form of installments, an annuity or a lump sum.

Participant Loans

Effective January 1, 2004, no new loans are permitted from the Plan.

The Participant loan balance on the Statements of Net Assets represents loan balances that were transferred into the Plan from the Racing Plan and certain Merged Plans. These loans will continue to be repaid according to their respective payment schedules in effect at the date of mergers. Interest rates range from 5.00% to 10.50% on outstanding loan balances.

Expenses

The Plan Sponsor pays substantially all costs of Plan administration. Brokers’ fees are reflected in the net investment return in each participant’s account.

3. Summary of Accounting Policies

The Plan’s financial statements are reported on the accrual basis of accounting.

Hawk Corporation 401(k) Retirement Plan

Notes to Financial Statements—Continued

December 31, 2005 and 2004 and
Year Ended December 31, 2005

Investment Valuation - Guaranteed Income Fund

The Plan has entered into an investment contract, the Guaranteed Income Fund (Fund), with Prudential. Prudential maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Investments in the Guaranteed Income Fund are included in the financial statements at contract value, as determined by Prudential, which approximates fair value. Contract value represents contributions made under the contract, plus earnings and transfers in, less participant withdrawals, administrative expenses and transfers out. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, Prudential has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.2% and 2.9% for 2005 and 2004, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, based on the yields of the underlying investments and considering factors such as projected investment earnings, the current interest environment, investment expenses, and a profit and risk component. The rate may never be less than 0% nor may it be reduced by more than 2.10% during any calendar year. Interest rates are declared in advance and guaranteed for six month periods.

Investment Valuation - All Other Investments

Mutual fund balances and Company securities are stated at quoted market prices. Investments in pooled separate accounts are stated at fair value as determined by the unit value reported by Prudential on the last business day of the Plan year. All investments of the Plan are fully participant-directed.

Participant loans are valued at their outstanding balance, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Hawk Corporation 401(k) Retirement Plan

Notes to Financial Statements—Continued

December 31, 2005 and 2004 and
Year Ended December 31, 2005

4. Investments

During 2005, the Plan’s investments (including investments purchased, sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

Pooled separate accounts	$1,219,102
Mutual funds	(11,258)
Hawk Corporation common stock	555,146
$1,762,990

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2005	2004

Guaranteed Income Fund	$8,770,895	$8,964,340
Lifetime 30 Fund[1]	1,605,320
Lifetime 40 Fund	2,823,537	2,361,840
Lifetime 50 Fund	2,135,236	2,047,508
Dryden S&P 500 Index Fund	2,353,409	2,224,200
White Oak Growth Stock Fund[2]		1,492,661
Janus Fund[2]		1,615,141
Oppenheimer Global Fund	2,178,471	1,602,142
Large Cap Growth/Waddel and Reed Fund[1]	1,761,811

1	December 31, 2004 fair value is less than 5% of the Plan’s net assets.
2	December 31, 2005 fair value is less than 5% of the Plan’s net assets.

5. Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant will become 100% vested in the value of employer contributions (including earnings (losses) thereon), and all participant account balances would be distributed based upon the value of the participant’s account balance on the termination date.

Hawk Corporation 401(k) Retirement Plan

Notes to Financial Statements—Continued

December 31, 2005 and 2004 and
Year Ended December 31, 2005

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7. Income Tax Status

The Plan is a tax-qualified retirement plan under Code Section 401(a), with a qualified cash or deferred arrangement under Code Section 401(k). The Plan is an adopted form of the PDS Tax Qualified 401(k) Savings Plan and Trust Agreements Volume Submitter Plan (Volume Submitter Plan). The Volume Submitter Plan obtained an opinion letter from the IRS dated February 6, 2002, which stated that the language of the Volume Submitter Plan was in compliance with the applicable requirements of the Code. The Plan received a determination letter from the Internal Revenue Service dated January 10, 2006 covering changes in the adopted Plan document that differ from the text of the Volume Submitter Plan. The Company believes that the Plan is currently being administered in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. Transactions with Parties-in-Interest

Certain Plan investments are shares of mutual funds managed by Prudential or Union Central. Prudential and Union Central are the trustees as defined by the Plan and Racing Plan, respectively, and therefore these transactions qualify as party in interest transactions. The Plan also allows for loans to participants, which also qualify as party in interest transactions. Such transactions are exempt from being prohibited transactions.

9.	Subsequent Events

During May 2006, the Company elected to freeze one of its defined benefit pension plans. Effective June 1, 2006, former participants of this defined benefit plan will become eligible to receive Company matching contributions equal to 50% of the participant’s contributions up to 6% of the participant’s compensation, as defined. In addition, these former participants will be eligible to receive a supplemental contribution of 1% of compensation into the Plan from the Company in 2006, 2007 and 2008.

On May 16, 2006 the net assets of the Racing Plan which were held at Union Central were transferred into participants’ accounts set up at Prudential. As of that date, all of the Plan’s assets are held by Prudential.

Hawk Corporation 401(k) Retirement Plan
Employer Identification Number: 34-1608156
Plan Number: 001

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party/Description of Investment		Current Value
*	Prudential Insurance Retirement and Annuity Company - Group
	Annuity Contract:
	Guaranteed Income Fund	$ 8,770,895
	Dryden S&O 500 Index Fund	2,353,409
	International Blend/The Boston Company Fund	82,094
	Lifetime 20 Fund	631,234
	Lifetime 30 Fund	1,605,320
	Lifetime 40 Fund	2,823,537
	Lifetime 50 Fund	2,135,236
	Lifetime 60 Fund	477,985
	Large Cap Growth/Waddel & Reed Fund	1,761,811
	Large Cap Value/John A. Levin & Co. Fund	474,493
	Mid Cap Value/Wellington Management Fund	614,388
	Mid Cap Growth/Artisan Partners Fund	941,682
	Oppenheimer Global Fund	2,178,471
	Small Cap Value/Perkins, Wolf, McDonnell Fund	793,381
	Small Cap Growth/TimesSquare Fund	541,577
	State Street Global Advisors Intermediate Bond Fund	551,910
*	The Union Central Life Insurance Company - Union Central Pooled
	Separate Accounts:
	American Century Select - Investor Class	26,881
	MFS VIT Emerging Growth Series, Initial Class	25,528
	Neuberger Berman Guardian - Investor Class	23,611
	Scudder VSI International, Class A	13,323
	Summit Apex Bond Separate Account	60,677
	Summit Apex Money Market	27,600
	Summit Horizon III Separate Account	34,139
*	Hawk Corporation common stock	1,311,492
	Calamos Growth Fund A	1,244,237
*	Participant loans (interest rates of 5.00% to 10.5%)	110,649
		$ 29,615,560

*	Represents a party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 23, 2006               HAWK CORPORATION 401(K) RETIREMENT PLAN

/s/ Thomas A. Gilbride
Thomas A. Gilbride
Plan Administrator